Exhibit 99.1

PRESS RELEASE

MeaTech 3D Schedules 2021 Results Release & Conference Call
for Thursday, March 24, 2022

MeaTech, a deep-tech food company, to host investor conference call starting at 8.30am EDT

Rehovot, Israel, March 15, 2022 - MeaTech 3D Ltd. (Nasdaq: MITC) announced that it will release its financial results for 2021 on Thursday, March 24, 2022.

The company will host a conference call on the same day, starting at 8:30 am (EDT). Management will host the call and be available to answer questions after providing a business update and presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1-888-281-1167	8:30 am (Eastern Time)
Israel:	03-918-0609	2:30 pm (Israel Time)
International:	+972-3-918-0609

A live webcast of the conference call can also be accessed on the MeaTech website at: https://meatech3d.com/events-presentations/

About MeaTech 3D

MeaTech is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “MITC”. MeaTech maintains facilities in Rehovot, Israel and Antwerp, Belgium and is in the process of expanding activities to California, USA. The company believes cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech aims to provide an alternative to industrialized animal farming that dramatically reduces carbon footprint, minimizes water and land usage, and prevents the slaughtering of animals. By adopting a modular factory design, MeaTech will be able to offer a sustainable solution for producing a variety of beef, chicken and pork products, both as raw materials and whole cuts. The company will also provide meat manufacturers and retail businesses with production equipment.

For more information, please visit: https://meatech3d.com

MeaTech Press Contact	MeaTech Investor Contacts

Maissa Dauriac Rainier Communications mdauriac@rainierco.com (818) 642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: 646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 212 378 8040